UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Albertsons Companies, LLC

File No. 333-218138 - CF#35233

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Albertsons Companies, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on May 19, 2017, as amended.

Based on representations by Albertsons Companies LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through August 29, 2022
Exhibit 10.8	through August 29, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary